Exhibit 99(a)(1)(vii)

Annaly Commences Offer for CreXus Shares

New York, March 18, 2013 – Annaly Capital Management, Inc. (NYSE:NLY) (“Annaly”) announced today that, through a newly formed subsidiary, CXS Acquisition Corporation (“Acquisition”), it has commenced an offer (the “Offer”) to purchase all the shares of CreXus Investment Corp. (NYSE:CXS) (“CreXus”) that Annaly does not already own for a price per share of $13.00 plus a sum approximating a prorated portion of the dividend the tendering stockholder would have received with regard to the quarter during which the offer expires, in cash net to the seller, but subject to any required withholding tax. The Offer will expire at 5:00 p.m. New York City time on April 16, 2013, unless it is extended.

The Board of Directors of CreXus, acting in accordance with a unanimous recommendation by a Special Committee of that Board consisting entirely of directors who are independent and are not employees or affiliates of Annaly or any of its subsidiaries (including the Annaly subsidiary that manages CreXus, FIDAC), unanimously (with the two directors who are employees of Annaly not present or voting) determined to recommend that the CreXus stockholders, other than Annaly and its subsidiaries, tender their shares in response to the Offer.

The Offer is being made pursuant to a previously announced Agreement and Plan of Merger dated as of January 30, 2013, among Annaly, Acquisition and CreXus. Under that Agreement and Plan of Merger, Acquisition will not be permitted to accept the shares that are tendered in response to the Offer unless they include at least 51% of the shares that are not owned by Annaly or any of its subsidiaries, or by officers or directors of Annaly, CreXus or FIDAC. If that condition is satisfied and Acquisition purchases the shares that are properly tendered and not withdrawn, Acquisition will subsequently be merged into CreXus (the “Merger”) in a transaction in which Annaly will become the sole stockholder of CreXus and the persons who are stockholders of CreXus immediately before the Merger will receive the same amount per share they would have received if they had tendered their CreXus stock in response to the Offer.

The payment in lieu of a dividend will be based on the dividend paid with regard to the calendar quarter immediately before the calendar quarter during which the Offer expires. CreXus has declared a dividend of $0.25 per share with regard to the first quarter of 2013 payable to holders of record on March 28, 2013. Therefore, if the expiration date of the Offer occurs during the second quarter of 2013, the payment in lieu of a dividend will be $0.002740 for each day between March 29, 2013, and the expiration date of the Offer (including the expiration date). If the Offer expires on April 16, 2013, the amount that will paid with regard to shares that are tendered in response to the Offer, and will be paid as a result of the Merger to CreXus stockholders who do not tender their shares, will be $13.05206 per share.

The Offer is subject to customary conditions in addition to the 51% tender condition. Annaly has the right to waive any or all of those additional conditions. Annaly also has the right to extend the expiration date of the Offer and to amend the terms of the Offer, except that the Agreement and Plan of Merger does not permit Annaly to decrease the offer price, to reduce the number of shares it is seeking or to change the form of consideration.

The Information Agent with regard to the offer is Innisfree M&A Incorporated, American Stock Transfer & Trust Company LLC is the Depositary, and BofA Merrill Lynch is the Dealer Manager.

Notice to Investors

This press release is not an offer to purchase, or a solicitation of sales of, CreXus Common Stock or any other securities. The Offer is made solely by the Offer to Purchase and the related Letter of Transmittal. Acquisition and Annaly are filing with the Securities and Exchange Commission today a Tender Offer Statement on Schedule TO that includes the Offer to Purchase and the related Letter of Transmittal and other documents relating to the Offer. In addition, CreXus is filing with the SEC today a Solicitation/Recommendation Statement on Schedule 14D-9 that describes, among other things, the unanimous recommendation of CreXus’ Board (with two members who are employees of Annaly not present or voting) that CreXus’ stockholders (other than Annaly and its subsidiaries) tender their shares in response to the Offer and, if approval of the Merger by CreXus’ stockholders is required by applicable law or by the rules of a stock exchange or securities quotation system on which CreXus’ Common Stock is listed or quoted in order to carry out the Merger, that the CreXus stockholders vote any shares of Common Stock they own in favor of approving the Merger. The documents filed with the SEC contain important information, and CreXus stockholders are urged to read them and the exhibits to them in their entirety in connection with their decision whether to tender their shares. Those documents can be obtained at no charge at the SEC’s website, www.sec.gov. In addition, copies of the Offer to Purchase, the Letter of Transmittal and other documents relating to the Offer can be obtained from the Information Agent, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll free (877) 687-1875 (for stockholders) or (212) 750-5833 (banks and brokers).

Forward-Looking Statements

This news release and our public documents to which we refer contain or incorporate by reference certain forward-looking statements which are based on various assumptions (some of which are beyond our control) may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as “may,” “will,” “believe,” “expect,” “anticipate,” “continue,” or similar terms or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability of mortgage-backed securities for purchase; the availability of financing and, if available, the terms of any financings; changes in the market value of our assets; changes in business conditions and the general economy; our ability to consummate the transaction and integrate the commercial mortgage business; our ability to consummate any contemplated investment opportunities; risks associated with the businesses of our subsidiaries, including the investment advisory business of our wholly-owned subsidiaries, including: the removal by clients of assets managed, their regulatory requirements, and competition in the investment advisory business; risks associated with the broker-dealer business of our wholly-owned subsidiary; changes in government regulations affecting our business; our ability to maintain our qualification as a REIT for federal income tax purposes; and our ability to maintain our exemption from registration under the Investment Company Act of 1940, as amended. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Annaly Capital Management, Inc.

Investor Relations, 888-8Annaly